TESCO

Press release....

[redacted]

07028679

Tuesday 4 December 2007

PROCESSED
DEC 20 2007
THOMSON FINANCIAL

TESCO PLC
THIRD QUARTER TRADING STATEMENT

GROUP SALES GROW BY 11.8%

SUPPL

Chief Executive, Terry Leahy commented:

"We've maintained pleasing progress during the third quarter across the group. Overall sales growth has strengthened in the period, with International delivering a particularly strong performance, and the UK has again done well, with good growth in our core food categories. Our first Fresh & Easy stores in the United States have been very well-received by customers."

GROUP SALES

Group sales for the thirteen weeks ending 24th November 2007 increased by 11.8%, up from 9.2% in the first half, driven by all five parts of our strategy. Our rapidly expanding International operations have delivered excellent growth, the core UK business has made solid progress and our non-food ranges - helped by the launch of Tesco Direct - have performed well. Our retailing services are continuing to attract new customers through a strong pipeline of new products and Dobbies Garden Centres has made a good start as part of the Group.

STRONG INTERNATIONAL PERFORMANCE

International sales were up 25.7% at actual exchange rates and by 21.4% at constant rates. This included a particularly strong performance in Asia, where sales grew by 29% at constant rates. We have also seen rapid growth in all our Central European markets. We are on track to deliver a substantial programme of new store openings this year, which will provide over seven million square feet of new selling space in International. At the same time, the conversion of the acquired Leader Price stores in Poland and the Makro business in Malaysia has gone very well.

SOLID GROWTH IN UK BUSINESS

We are making good progress in the UK, with total sales growing by 7.6%. Like-for-like sales for the quarter increased by 4.8%, including petrol, and by 4.1% excluding petrol. We saw inflation, excluding petrol, of 0.8%, which was similar to the first half, driven by higher market prices for commodities and seasonal fresh foods. Non-food remains deflationary. Net new stores, excluding petrol, contributed 3.0% (2.8% including petrol). Tesco Direct and our tesco.com internet grocery business have both delivered very strong sales in the quarter.

FINANCIAL POSITION*

Operationally the business is performing according to plan with sufficient financing in place to achieve planned growth.

Contacts:-

Investor Relations:	Steve Webb	01992 644 800
Press:	Jonathan Church	01992 646 606
	Angus Maitland	0207 379 5151

* This additional disclosure forms our Interim Management Statement which has been included as part of our adoption of the Transparency Directive. This is being implemented in the UK through provisions in the Companies Act and FSA rules. The aim of this Directive is to enhance transparency on EU capital markets by establishing rules for the disclosure of periodic financial reports and of major shareholdings for companies whose securities are admitted to trading on a regulated market in the EU.

END